UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 21, 2017

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 21, 2017, ProQR Therapeutics N.V. (the “Company”) issued a press release titled, “ProQR Presents in vivo Proof of Concept Data for the Axiomer® RNA Editing Platform Technology.” The press release also announced that a proof of concept study conducted by the Company demonstrated that, in an in vivo research model of Hurler syndrome, treatment with the Axiomer® EONs resulted in editing of RNA and partial restoration of the enzymatic activity that is missing in this syndrome. Moreover, the increase in enzymatic activity correlated well with reduced levels of the enzyme’s substrate, the accumulation of which results in the characteristics of the syndrome. The Company hereby incorporates by reference the foregoing information into the Company’s registration statement on Form F-3 (File No. 333-207245).

A copy of this press release is attached hereto as Exhibit 99.1, which is intended to be furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: September 21, 2017	By:	/s/ Smital Shah
Smital Shah Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	ProQR Presents in vivo Proof of Concept Data for the Axiomer® RNA Editing Platform Technology.